UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

200 Bloor Street East,

North Tower 10

Toronto, Ontario, Canada M4W 1E5

(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Exhibit 99.1 to this Form 6-K is incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-91102, 333-114951, 333-129430, and 333-157326), on Form F-3 (Registration No. 333-159176) and on Form F-10 (Registration No. 333-182632) and by the registrant and John Hancock Life Insurance Company (U.S.A.) on Form F-3 (Registration Nos. 333-183233-01 and 333-183233, 333-179261-01 and 333-179261, 333-168694-01 and 333-168694, respectively). Except for the foregoing, no other document or portion of a document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following document, filed as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	News release dated June 21, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By:	/s/ Melody Chen
Name:	Melody Chen
Title:	Assistant Vice President and Assistant Corporate Secretary

Date: June 21, 2013

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News release dated June 21, 2013